Distribution by Scitex Corporation Ltd.
of $2.36 per Ordinary Share to Scitex Shareholders
(Procedures for Tax Relief)

TO BE ELIGIBLE FOR A FULL OR PARTIAL EXEMPTION FROM ISRAELI WITHHOLDING TAX WITH RESPECT TO THE DISTRIBUTION, YOU SHOULD COMPLY WITH THE PROCEDURES DESCRIBED HEREIN AS PROMPTLY AS POSSIBLE IN ORDER TO ALLOW US AMPLE TIME TO REQUEST SUCH EXEMPTION ON YOUR BEHALF BY NO LATER THAN 5:00 P.M., NEW YORK TIME, ON TUESDAY, AUGUST 10, 2004 (THE "SUBMISSION DATE").

June 30, 2004

To Our Clients:

        Scitex Corporation Ltd. (“Scitex”) announced a distribution of $2.36 per ordinary share, par value NIS 0.12 per share, of Scitex in cash, subject to withholding taxes, as applicable, and without interest. The distribution will be made on Monday, July 12, 2004 (the “Distribution Date”), to holders of record of Scitex ordinary shares that are issued and outstanding as of 5:00 p.m., New York time, on Wednesday, June 30, 2004 (the “Record Date”).

        As more fully described in the Statement, dated June 30, 2004, enclosed herewith (the “Statement”), pursuant to Israeli tax law, Scitex is required to withhold 25% of the distribution, unless you are eligible for a full or partial exemption from such tax and complete and submit to us the enclosed Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”) as promptly as possible in order to allow us ample time to request such exemption on your behalf by no later than 5:00 p.m., New York time, on Tuesday, August 10, 2004 (the “Submission Date”). Accordingly, on the Distribution Date, Scitex, through American Stock Transfer & Trust Company (the “Paying Agent”), will credit our account for $1.77 per ordinary share held by you and our other clients, following a deduction of Israeli withholding tax at the rate of 25% on the $2.36 cash distribution. Promptly following the Submission Date, the Paying Agent will credit our account at DTC as a refund for all or the relevant portion of the remaining 25% of the cash distribution, without interest (up to a maximum of $0.59 per ordinary share) to those shareholders that qualify for a full or partial exemption.

        We are furnishing this letter and the enclosed materials to you because we are (or our nominee is) the holder of record of Scitex shares held for your account and, to the extent that you qualify for a full or partial exemption, you need to complete and submit the Declaration Form to us as promptly as possible in order to allow us ample time to request such exemption on your behalf by no later than 5:00 p.m., New York time, on the Submission Date. The Declaration Form should be completed pursuant to the instructions in the Statement under “Israeli Withholding Taxes” and the instructions set forth in the Declaration Form. If you properly complete and deliver such form to us promptly in order to allow us ample time to request such exemption on your behalf by no later than 5:00 p.m., New York time, on the Submission Date, we will forward your request to the Paying Agent and, as promptly as practicable following the Submission Date, the Paying Agent will transfer the relevant portion of the remaining 25% of the cash distribution (without interest) to you by crediting your account with us.

Enclosed for your information are copies of the following documents:

1.	Statement dated June 30, 2004

2.	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”); and

3.	An envelope in which to return your Declaration Form to us.

Sincerely yours, ____________________